

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Brian Podolak
Chief Executive Officer
Vocodia Holdings Corp
6401 Congress Ave
Boca Raton, FL 33487

> **Re: Vocodia Holdings Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 15, 2023**
> **File No. 333-269489**

Dear Brian Podolak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 43

1.  In your response to prior comment one you state that all holders of the convertible notes have informed the Company or the Representative that they intend to automatically and mandatorily convert a portion or all of their convertible notes after the Liquidity Event triggered by the initial public offering. Clarify what you mean by "mandatorily." In this regard, your disclosure on page 58 indicates that the 2022 Convertible Notes include a conversion feature, whereupon after a Liquidity Event, the holders of the 2022 Convertible Notes may elect to exercise their conversion right. If the notes do not automatically convert based on their contractual terms, clarify your disclosures to describe what you mean by "mandatorily." If the note holders still have the contractual right to

elect not to convert their notes after the Liquidity Event, notwithstanding their previous communication of their intent to convert, clarify your disclosures accordingly.  Please revise your presentation through the effective date of the initial public offering to reflect any changes in the note holders' intent to convert.

2.      You disclose that your pro forma as adjusted capitalization as of December 31, 2022 reflects the issuance of 505,908 shares of common stock from the conversion of the 2022 and 2023 Convertible Notes. However, the 2023 Convertible Notes were not issued as of December 31, 2022.  Please revise your presentation to reflect conversion of only the applicable Convertible Notes that were outstanding as of the reporting date and revise your disclosure accordingly.  Separately disclose the issuance of the 2023 Notes and the conversion terms in the notes to your Capitalization table.

Financial Statements
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Stock-Based Compensation, page F-11

3.      We note your revised disclosure on page 48 indicates that you determined the grant date fair value of the shares based on the most recent price of shares sold in June 2021 in arms-length private sales of 106,300 shares of common stock to 16 non-affiliated investors at $10.00 per share for aggregate proceeds of $1,063,000.  We further note that your statement of stockholders equity reflects the issuance of 207,750 shares in 2021 for $4,955,360, or $23.85 per share. Please clarify the additional shares sold in 2021, including the date sold, the purchasers and the price per share paid. Tell us how you considered also including these sales in the determination of fair value of the 100,000 shares issued to the employee.  Update your notes to the audited financial statements to include all information related to stock based compensation recognized for both employees and non-employees, including the number of shares issued, the fair value per share, how you determined fair value and the vesting terms.  Ensure you include similar disclosures for subsequent stock based compensation awards issued when you update your financial statements in future periods.  Please also update your notes to the audited financial statements to describe your common stock sales for each period presented, including whether arms-length or related party sales.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff Attorney, at (202) 551-7519, or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Ross Carmel